

03 NOV 24 AM 7:21 **ALLGREEN PROPERTIES LIMITED**



03037638

File No. 82-4959

Date: 11 NOV 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 40 OF 11.11.2003
Announcement No. 49

ALLGREEN PROPERTIES LIMITED

Notice Of Substantial Shareholder's Interests



Prudential.pdf

Submitted by Ms Isoo Tan, Company Secretary on 11/11/2003 to the SGX

ALLGREEN PROPERTIES LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Prudential Asset Management (S) Ltd	
Date of notice to company:	10/11/2003	10/11/2003
Date of change of interest:	07/11/2003	07/11/2003
Circumstance giving rise to the change:	Open Market Purchase	Open Market Purchase

Shares held in the name of registered holder

	DBS Nominees (S) Pte Ltd	HSBC Nominees (S) Pte Ltd
No. of shares of the change:	19,000	704,000
% of issued share capital:	0.0018	0.0670
Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee:	1.1500	1.1375
No. of shares held before change:	4,892,000	30,164,000
% of issued share capital:	0.4658	2.8720
No. of shares held after change:	4,911,000	30,868,000
% of issued share capital:	0.4676	2.9391

Holdings of Substantial Shareholder including deemed interest

No. of shares held before change:	51,846,000	51,865,000
% of issued share capital:	4.9364	4.9383
No. of shares held after change:	51,865,000	52,569,000
% of issued share capital:	4.9383	5.0053
Total shares:	51,865,000	52,569,000

Submitted by Ms Isoo Tan, Company Secretary on 11/11/2003 to the SGX